Exhibit 99.1

N o n c o n f i d e n t i al p r e s e n t at i o n | A u g u s t 22, 2023

This communication contains forward - looking statements within the meaning of the Private Litigation Reform Act of 1995 . Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward - looking statements . All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward - looking statements . Examples of such statements include, but are not limited to, statements regarding the potential of nanobodies ; statements regarding the commercial potential of our Contract Development and Manufacturing Organization (CDMO) and the capabilities and potential of our manufacturing facility in Jerusalem . These forward - looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected b y the management of BiondVax Pharmaceuticals Ltd . Risks and uncertainties include, but are not limited to, the risk that the potential of the nanobodies will not be met, including commercial potential ; the risk that the commercial potential of the CDMO will not be met ; the financial projections contained in this communication will not be accurate ; [we may not receive regulatory approval of BiondVax’s manufacturing facility, if at all or when required] ; the lease for the manufacturing facility will not be renewed when the current term expires ; it may be difficult to find qualified employees and sub - contractors to operate the manufacturing facility ; the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies ; and drug development involves a lengthy and expensive process with uncertain outcomes . More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 10 - K filed with the Securities and Exchange Commission on April 17 , 2023 . BiondVax undertakes no obligation to revise or update any forward - looking statement for any reason . SAFE HARBOR STATEMENT

Amir Reichman MSc, MBA | CEO Senior leadership positions at GSK Vaccines, Belgium; Global pharmaceutical engineering & supply chain leadership, including large capital expenditure projects building vaccines manufacturing sites in Belgium, Italy, Germany, Hungary and USA. Dr. Tamar Ben - Yedidia PhD | Chief Science Officer (CSO) Co - invented and guided BiondVax’s previous recombinant protein vaccine candidate through 8 clinical trials including pivotal Phase 3 in 12,000+ participants. PhD (Weizmann Institute of Science). Elad Mark BSc(Eng), MBA | Chief Operating Officer (COO) Principal process engineer with biotechnology industry experience encompassing diverse project stages including feasibility studies, conceptual and detailed design, commissioning, qualification, and process validation. Led scale - up, tech transfer, manufacturing of recombinant proteins in China, mAbs for Novartis Singapore. Dr. Dalit Weinstein Fischer PhD | VP Technical R&D Extensive cGMP operational experience in biological process development and production . Prior to joining BiondVax, Mr . Mark led Novartis’s $ 800 million investment in a biologics facility in Singapore focused on drug substance manufacturing based on cell culture technology . PhD Molecular Genetics and Microbiology (Hadassah M . S) EXECUTIVE LEADERSHIP : DEEP PHARMA EXPERIENCE

Top tier leadership team

20+ years of recombinant protein process development from bench to Phase 3;

cGMP manufacturing from preclinical through Phase 3 clinical trials;

Startups and big pharma leadership, in USA, Israel, Europe, China, and Singapore;

Decades of accumulated knowledge in process development, analytical method development, QA and QC, targeting commercial scale economics and viability.



Dr. Oded Ovadia, PhD
Director of Analytical Methods & Preclinical Trials
Experienced in analytical development of biosimilar and innovative biomolecules



Dr. Tehila Sonnenfeld, PhD
Director of Production
Extensive experience in aseptic production under GMP conditions



Maxim Leykin BSc (Eng)
Head of Engineering
Engineering project management and maintenance leadership with Omrix, Intel, SodaStream



Merav Kamensky, MSc
Head of Quality Control
Biopharma QC and biological analytical method qualification experience





Alona Tal, MSc
& Dr. Naama Adi Hen, PhD
Quality Assurance Sr. Managers



Zohar Gadri, MSc
Technical R&D Upstream Process Team Leader
Production processes development and protein purification from laboratory to GMP conditions



Navah Figov, MSc
Technical R&D Downstream Process Team Leader
Expertise in downstream process including both developing purification and scale-up processes for GMP pharmaceutical manufacturing



Barry Cohen, BSc
Technical R&D Downstream Process Team Leader
Production processes development and protein purification from laboratory to GMP conditions.

BiondVax Pharmaceuticals Ltd.

Internationally recognized Board of Directors

North America

Mark Germain Chairman	Aentib Group (Managing Director). Founder, director, chairman, and/or investor in over 20 biotech companies
Samuel Moed Director	Bristol Myers Squibb (NYSE: BMY) (Senior Vice President, Corporate Strategy)
Adi Raviv, MBA External Director	Experienced in Wall Street investment banking; Capacity Funding LLC (Principal)
Jay Green External Director	Glaxo SmithKline (NYSE: GSK) Global Vaccines (Senior Vice President Finance and CFO), Gavi (Advisor for COVAX)

Israel

Amir Reichman, MBA **CEO**	NeuroDerm Ltd (Senior Scientist), Novartis Vaccines USA (R&D and Global Supply chain), GSK Vaccines Belgium (Global Supply Chain and Global Engineering)
Morris C. Laster, MD Director	BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co-founder, Director)
Yael Margolin, PhD External Director	Gamida Cell Ltd. (Nasdaq: GMDA) (President, CEO, Director), Denali Ventures LLC (VP)
Avner Rotman, PhD Director	Biodar (CEO), Rodar (Founder)

BiondVax Pharmaceuticals Ltd.

MAX PLANCK & BIONDVAX COLLABORATION Designed to create significant clinical and commercial advantages • World - class science & access to leading scientists • NanoAb platform for development of promising potent therapeutics • Patents covering NanoAbs & their manufacturing MAX PLANCK & UMG 1 BIONDVAX • Recombinant protein drug development experience from lab to Phase 3 clinical trial • Manufacturing, quality, international regulatory experience • GMP biologics manufacturing facility • Best in class equipped labs • Top - tier big pharma & biotech leadership expertise 1. Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen (UMG) PROF. DR. DIRK GÖRLICH • Director of Max Planck Institute for Multidisciplinary Sciences • Winner of inaugural World Laureates Association (WLA) Prize in Life Sciences or Medicine PROF. DR. MATTHIAS DOBBELSTEIN • Fellow at Max Planck Institute for Multidisciplinary Sciences • UMG Head of Department

THE TECHNOLOGY : N ANO A BS * Also trademarked by ABLYNX N.V., a wholly owned subsidiary of Sanofi, as Nanobody. BiondVax has no affiliation with and is not endorsed by Sanofi. HU M AN A N T I BO D Y A L P A C A - D ERI V E D N A N O A B Alpaca - derived antibody (V H H) fragments (NanoAbs)*

PLATFORM VALUE PROPOSITION NanoAbs ’ unique physicochemical attributes can generate multiple crucial advantages vs human monoclonal antibodies (mAbs) Manufacturing • X10 active pharmaceutical ingredient (API) per gram of manufactured protein vs. mAbs • Faster and lower cost production in yeast (pichia) vs mammalian cells R&D • Quicker antibody discovery and optimization due to massive libraries • De - risked pipeline development leveraging approved mAb targets Product • Hyper - thermostable = longer shelf life, easier storage & distribution • Superior specificity & affinity to target potentially enables lower dose, fewer adverse events, lower cost • Adaptable half life Patient Safety & Convenience • Multiple, easier routes of administration • Lower immunogenicity • Fewer contraindications • Potentially safer & lower dose

DERISKED DRUG DEVELOPMENT

NanoAbs feature a **favorable path to market** compared to risks associated with traditional drug development

SOURCE OF RISK	NANOAB	
MOLECULAR TARGET	✓	Validated by existing but sub-optimal mAb therapies
MECHANISM OF ACTION	✓	Well understood
COMPOSITION OF MATTER	TBD	Assessing safety & efficacy of alpaca-derived NanoAbs
COMMERCIAL	+	Solid demand for available mAbs, and underserved populations

VALIDATED THERAPEUTIC USE

First commercial VHH-antibody is blood disorder therapy Caplacizuma – by Ablynx, a company acquired by Sanofi in 2018 for **$4.8B**

BiondVax Pharmaceuticals Ltd.

PIPELINE MOLECULAR TARGETS


RBD
IL-17A
IL-17F
IL-17A/F
HETERODIMER
IL-4Ra
IL-13
TSLP
VEGF-A
ANG-2

COVID-19

- Strong in vivo data for inhaled therapeutic and prophylactic

Psoriasis, PSA, Atopic Dermatitis, HS

- Single compound targeting IL-17A and IL-17F and IL-17AF
- Novel local use
- Novel and larger target population for biologicals

Asthma, Atopic Dermatitis

- Asthma ~ quick time to POC
- Antibodies targeting IL-13 and TSLP, have large commercial potential

Wet AMD

- Targets well-validated
- Development competition limited
- Large commercial opportunity

BiondVax Pharmaceuticals Ltd.

PIPELINE DEVELOPMENT STATUS & PLANS

Q3 2023

Indication	**Molecular Target (by priority)**	Drug discovery (Max Planck)			Manufacturing Process & Analytical Method Development	In-Vitro/In vivo proof-of - concept	Toxicology	Clinical Phase 1/2
		Alpacas immunized	VHH antibody fragment selected	Clones generated				
COVID-19 therapeutic	RBD						Ready for partnering	
COVID-19 prophylactic	RBD						Ready for partnering	
Psoriasis, PSA, Atopic Dermatitis, HS	IL-17A, F, AF						Est. H1'24	Est. H2'24
Asthma, Atopic Dermatitis	IL-4Ra							Est. 2025
	IL-13							Est. 2025
	TSLP							Est. 2025
Wet AMD	VEGF-A							TBD
	ANG-2							TBD

Est. = Estimated timing

BiondVax Pharmaceuticals Ltd.

P ROOF OF C ONCEPT : INHALED ANTI - COVID - 19 NANOAB • High dose of infective virus: 1x10^4 TCID50 unit of SARS - CoV - 2 (isolate Germany/BavPat1/2020); considered as severe disease model as it leads to 12% weight loss in the control • Study design: N Time period in days post - infection Total amount administered in 5 days Inhalation dose of NanoAbs (VHH) Compound 8 1 – 5 dpi 0 mg PBS PBS 8 1 – 5 dpi 10 mg 2 mg/day High dose 8 1 – 5 dpi 3.3 mg 0.66 mg/day mid dose 8 1 - 5 dpi 1.1mg 0.22 mg/day low dose 8 0 – 4 dpi 3.3 mg 0.66 mg/day mid dose (prophylactic) Outcomes measures:  Virus titration in the lungs  Clinical symptoms, including bodyweight loss, cardiovascular function, respiratory symptoms, and body conditions were daily monitored  Histopathology  Safety: Haematology, blood chemistry,

INHALED ANTI-COVID-19 NANOAB PROTECTED HAMSTERS FROM SEVERE DISEASE



Therapeutic Low Dose
Therapeutic Mid Dose
Therapeutic High Dose
Prophylactic Mid Dose
Weight (%)
Days post infection
Comparison
Therapeutic low dose
Therapeutic Mid-dose
Therapeutic high dose
Prophylactic Mid-dose
Control

Weight loss of infected animals. Data are shown as mean ± SD.
Statistical analysis using ANOVA with Šídák's multiple comparisons test with statistically significant difference between control and experimental group on days 3-6

Day 3 post-infection:

- Control vs. Prophylactic mid dose: ***0.0004
- Prophylactic mid dose vs. Therapeutic mid dose: * 0.0452
- Prophylactic mid dose vs. Therapeutic low dose: **0.0057

Day 4 post-infection:

- Control vs. Therapeutic high dose: *0.0425
- Control vs. Prophylactic mid dose: ***0.0002
- Prophylactic mid dose vs. Therapeutic low dose: **0.0063

Day 5 post-infection:

- Control vs. Therapeutic high dose: *0.0219
- Control vs. Prophylactic mid dose: ****<0.0001
- Control vs. Therapeutic mid dose: **0.0041
- Control vs. Therapeutic low dose: **0.0017
- Therapeutic high dose vs. Prophylactic mid dose: *0.0161
- Prophylactic mid dose vs. Therapeutic mid dose: **0.0037
- Prophylactic mid dose vs. Therapeutic low dose: ***0.0002

Day 6 post-infection:

- Control vs. Therapeutic high dose: ***0.0005
- Control vs. Prophylactic mid dose: ****<0.0001
- Control vs. Therapeutic mid dose: ****<0.0001
- Control vs. Therapeutic low dose: ***0.0003

- Prophylactic mid dose vs. Therapeutic low dose: *0.0400

INHALED ANTI - COVID - 19 NANOAB VIRTUALLY ELIMINATED VIRAL LOAD IN THE LUNGS Virus quantification, a measure of viral titer per gram lungs by: TCID50 (left) & PCR (RNA copies, right) Over a week after infection, compared to placebo group, hamsters treated with BiondVax’s NanoAb had over 30 times lower SARS - COV - 2 viral titers in their lungs 10 1 10 2 10 3 10 4 10 5 10 6 ٓٓٓٓ Titer [TCID 50 /g] limit of detection ٓٓٓٓ ٓٓٓٓ ٓٓٓٓ * p<0.05; ** p<0.01; ***p<0.001, ****p<0.0001 9 8 7 6 5 4 3 2 1 SARS - CoV - 2 RNA copies/ml BALF ٓٓ ٓٓٓٓ ٓٓ ٓ detection limit

NEXT NANOAB: ANTI - I NTERLEUKIN 17 A/F Large and growing psoriasis market with underserved needs The opportunity: • Current biologics and new oral treatments are systemic, not topical • Recently developed systemic treatments target mostly severe psoriasis, which is 15% of the psoriatic patients (due to costs and risk vs. benefit for patients) • Mild to moderate psoriatic patients need a local treatment that is highly efficacious, specific and hence safe to use. 8.6M US patients + another 8M EU €9B Biologics market in 2020 growing at 7% CAGR €4 - 5B Market estimate for IL - 17s Abs in 2026 Current standards of care: • Topical (steroids, vitamin D analogues, retinoids) • Phototherapy • Systemic • Traditional systemics (e.g. methotrexate, acitretin, and ciclosporin) • Injected biologics (mAbs) • Oral (including Otezla, Xeljanz, Sotyktu)

WHY AN ANTI-IL-17 NANOAB?

BiondVax's anti-IL-17 NanoAb exhibits several key advantages

- IL-17 as a target achieved a high score by L.E.K consulting triaging over 800 potential targets for nanoAbs:
  - Relative development risk: Medium to low
  - Strong scientific evidence for efficacy by mAbs
  - Time to PoC: 1Y for pre-clinical, 2Y for clinical PoC
  - Small size Phase 3 trial: 350-400 patients
  - Time to market: 4-5Y
- BiondVax aims to develop ID or topical formulation to increase patient compliance
- Target population: mild to moderate patients (85% of patients)
- While IL-17A and F as targets have been validated by different mAbs, **our single NanoAb can target IL-17 forms A, F, and AF complex**
- High affinity of the selected NanoAb (at the range of pM)
- Multiple indications: Psoriasis, HS, PSA & Ankylosing Spondylitis
- Easier, lower cost manufacturing as compared to Bimekizumab
- Patent submitted


B Psoriasis
Experimental models for psoriasis
(3) Intradermal injection of IL-23
(2) Topical Imiquimod
(1) Transgenic epidermal (K14)-IL-17A expression
(4) Dermal nociceptive neurons
Keratinocyte proliferation
IL-17A/F
Pathogenic IL-17 response

IL-17 plays a key role in the development of psoriatic lesions, which are in essence an acute, local (dermis) flareup of a chronic underlying disease. It allows for local (rather than systemic) administration of anti – IL-17 drugs to stop the cytokine cascade.

BiondVax Pharmaceuticals Ltd.

ANTI-IL-17 NANOAB FOR PSORIASIS

Attractive market potential, proven target, short time to POC

MOLECULAR TARGET	✓	Validated by existing therapies: Cosentyx, Siliq, Taltz and bimekizumab
MECHANISM OF ACTION	✓	Well understood
COMPOSITION OF MATTER	TBD	Moonlake's (MLTX) Sonelokimab Nanobody "demonstrated rapid & durable clinical response" in Phase 2b trial
COMMERCIAL	+	Solid demand for available mAbs with massive underserved populations

	MoonLake (Nasdaq: MLTX)	BiondVax	BiondVax's Advantage
Composition of matter	2 nanobodies to target IL-17A and IL-17F	1 NanoAb	✓ Simpler to manufacture
Target Pop	Moderate to severe patients	Mild to moderate patients	✓ Address 85% of population
Administration	Systemic (subcutaneous)	Directly to lesion (intradermal)	✓ Anticipated safer, less side effects, painless,
Development stage	Phase 2b	Preclinical	MoonLake: Hasn't announced Phase 3 plans; BiondVax moving quickly

GMP MANUFACTURING AND R & D LABORATORIES • Analytical methods development combined with best - in - class QC capabilities and equipment • Labs for manufacturing process development and scale up allow for implementation of quality by design and design of experiment principles • GMP suites for up stream fermentation, down stream purification, media and buffer preparations, formulation and aseptic automated filling of PFS & vials • Designed to meet FDA and EMA regulatory standards • Single - use equipment enables: • Adaptable manufacturing processes for a pipeline of different products • Quicker lead times • Faster time - to - market for new products Industry standard aseptic facility: Labs, clean rooms, warehouse, offices BiondVax’s 1850m 2 GMP Biologics Manufacturing Facility | Jerusalem

CDMO SERVICES

De-risking R&D investments by leveraging internal capabilities

ASEPTIC GMP MANUFACTURING SUITES

STATE-OF-THE-ART R&D AND QC LABORATORIES

PHARMA CMC EXPERIENCE

While NanoAb pipeline development is our core focus, we offer CDMO services, leveraging our cGMP manufacturing facility, aseptic fermentation and fill and finish suites, R&D and QC laboratories, and experienced professionals.

Our CDMO services may support:

- Pharmaceutical and biotech companies
- Alternative protein food tech companies
- Process development, analytics and manufacturing for clinical trials

More info

biondvax.com/cdmo

BiondVax Pharmaceuticals Ltd.

SELECT FINANCIALS & CAP TABLE • $7.6M cash as of June 30, 2023 ADS OUTSTANDING CAP TABLE As of July 31, 2023 3,651,927 Ordinary ADS 675,000 Pre - funded ADS 4,3 26 , 927 Primary shares out 4,700 $5 Warrants (Expire 20 Dec 2023) 1,600,000 $5 Warrants (Expire 22 Dec 2025) 277,448 ESOP BVXV 20 €24M European Investment Bank (EIB) loan payable Dec 31, 2027.

BiondVax Pharmaceuticals Ltd.

NASDAQ: BVXV | August 2023



BIONDVAX.COM
Contact: Joshua Phillipson, Investor Relations
j.phillipson@biondvax.com +972.8.930.2529